Edward H. Weaver Direct Dial: (801) 574-2624 Fax: (801) 532-3370 eweaver@fabianvancott.com

July 23, 2018

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nestbuilder.com Corp.
Amendment No. 4 to Registration Statement on Form 10-12G Filed May 10, 2018 File No. 000-55875

Dear Mr. Fischer:

On behalf of our client, Nestbuilder.com Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of Amendment No. 4 to the Registration Statement, including revisions in response to the oral comment received during our call on or about May 15, 2018. During the call, you requested the following information: (1) the date the board of directors of RealBiz Media Group, Inc. approved the spin-off of the Company, (ii) the date the board of directors of RealBiz Media Group, Inc. approved the new distribution date, and (iii) the new distribution date. The Company has added disclosure regarding the foregoing dates on page 5 in the section captioned “Summary-Overview of the Separation” and page 22 in the section captioned “The Spin-Off”, in response to the staff’s oral comment.

Thank you for your time and attention to this matter. Please do not hesitate to contact me at 801-440-4787 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

	By:	/s/ Edward H. Weaver, Esq.
Edward H. Weaver, Esq.

Enclosure